UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of April 2025.
Commission File Number 33-65728
CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant’s name into English)
El Trovador 4285, Santiago, Chile (562) 2425-2000
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F:_X_ Form 40-F

SQM PRESENTS ACCOUNTING RECONCILIATION BETWEEN 20-F AND CMF FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024

Santiago, Chile. April 25, 2025.- Sociedad Química y Minera de Chile S.A. ("SQM" or the "Company") (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) announced today that it has filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2024 (the "Form 20-F"), with the U.S. Securities and Exchange Commission (the “SEC”).

SQM’s Form 20-F can be accessed by visiting either the SEC’s website at www.sec.gov or the investor relations section of the Company’s website at www.sqm.com.

In relation to the matter reported in the press release (hecho esencial) dated April 7, 2024, the Company's Board of Directors reviewed the accounting treatment of the tax claims the Company has with the Chilean Internal Revenue Service (“Servicio de Impuestos Internos” or “SII”) as a result of the erroneous application by the SII of the specific tax on mining activities for the exploitation of lithium, as disclosed in note 21.3 of the most recent financial statements filed by the Company with the Chilean Financial Market Commission (“Comisión para el Mercado Financiero” or “CMF”).

As a result of this review, the financial statements that the Company has filed on the Form 20-F with the Securities and Exchange Commission in the United States (the “20-F”) include differences with respect to the last financial statements issued in Chile, as set forth below in an accounting reconciliation between the consolidated financial statements of the Company filed with the CMF on March 4, 2025, and the financial statements filed on the 20-F.

Consolidated Statements of Financial Position

Assets	Note*	As of December 31, 2024, as reported to the CMF	Subsequent event adjustment	As of December 31, 2024, as filed with the Form 20-F
		ThUS$	ThUS$	ThUS$
Current Assets
Cash and cash equivalents	9.1	1,377,851	—	1,377,851
Other current financial assets	12.1	1,079,595	—	1,079,595
Other current non-financial assets	16	200,705	—	200,705
Trade and other receivables, current	12.2	606,137	—	606,137
Trade receivables due from related parties, current	11.5	28,706	—	28,706
Current inventories	10	1,702,185	—	1,702,185
Current tax assets	25.1	583,143	—	583,143
Total current assets other than those classified as held for sale or disposal		5,578,322	—	5,578,322
Non-current assets or groups of assets classified as held for sale		118	—	118
Total non-current assets held for sale		118	—	118
Total current assets		5,578,440	—	5,578,440

Non-current assets
Other non-current financial assets	12.1	60,706	—	60,706
Other non-current non-financial assets	16	364,166	—	364,166
Non-current trade receivables	12.2	2,727	—	2,727
Investments accounted for under the equity method	7.1-8.1	585,794	—	585,794
Intangible assets other than goodwill	14.1	167,968	—	167,968
Goodwill	14.1	948	—	948
Property, plant and equipment, net	15.1	4,433,645	—	4,433,645
Right-of-use assets	13.1	84,070	—	84,070
Non-current tax assets	25.1	59,541	—	59,541
Deferred tax assets	25.3	157,564	—	157,564
Total non-current assets		5,917,129	—	5,917,129
Total assets		11,495,569	—	11,495,569

* See the notes to the Company’s consolidated financial statements included in the Form 20-F, filed on April 24, 2025.

Consolidated Statements of Financial Position

Liabilities and Equity	Note*	As of December 31, 2024, as reported to the CMF	Subsequent event adjustment	As of December 31, 2024, as filed with the Form 20-F
		ThUS$	ThUS$	ThUS$
Current liabilities
Other current financial liabilities	12.4	1,163,468	—	1,163,468
Lease liabilities, current	13.2	23,011	—	23,011
Trade and other payables, current	12.5	471,449	—	471,449
Current trade payables due to related parties	11.6	10,265	—	10,265
Other current provisions	18.1	311,197	—	311,197
Current tax liabilities	25.2	79,841	—	79,841
Provisions for employee benefits, current	17.1	31,546	—	31,546
Other current non-financial liabilities	18.3	128,039	—	128,039
Total current liabilities		2,218,816	—	2,218,816
Non-current liabilities			—
Other non-current financial liabilities	12.4	3,600,582	—	3,600,582
Non-current lease liabilities	13.2	60,801	—	60,801
Other non-current provisions	18.1	53,317	—	53,317
Deferred tax liabilities	25.3	298,379	—	298,379
Non-current provisions for employee benefits	17.1	65,607	—	65,607
Total non-current liabilities		4,078,686	—	4,078,686
Total liabilities		6,297,502	—	6,297,502
			—
Equity			—
Equity attributable to owners of the Parent	19		—
Share capital		1,577,623	—	1,577,623
Retained earnings		3,620,612	—	3,620,612
Other reserves		(37,416)	—	(37,416)
Equity attributable to owners of the Parent		5,160,819	—	5,160,819
Non-controlling interests		37,248	—	37,248
Total equity		5,198,067	—	5,198,067
Total liabilities and equity		11,495,569	—	11,495,569

* See the notes to the Company’s consolidated financial statements included in the Form 20-F, filed on April 24, 2025.

Consolidated Statements of Income

		As of December 31, 2024, as reported to the CMF	Subsequent event adjustment	As of December 31, 2024, as filed with the Form 20-F
Consolidated Statements of Income	Note*
		ThUS$	ThUS$	ThUS$
Revenue	21.1	4,528,761	—	4,528,761
Cost of sales	21.2	(3,201,654)	—	(3,201,654)
Gross profit		1,327,107	—	1,327,107
Other income	21.3	32,229	—	32,229
Administrative expenses	21.4	(185,959)	—	(185,959)
Other expenses	21.5	(104,698)	—	(104,698)
Impairment of financial assets and reversal of impairment losses	21.7	(639)	—	(639)
Other (losses) gains	21.6	(2,142)	—	(2,142)
Income from operating activities		1,065,898	—	1,065,898
Finance income	21.1	103,642	—	103,642
Finance costs	15-21.9	(197,544)	—	(197,544)
Share of profit of associates and joint ventures accounted for using the equity method	7.1-8.1	11,025	—	11,025
Foreign currency translation differences	24	(8,607)	—	(8,607)
Income before taxes		974,414	—	974,414
Income tax expense	25.3	(1,372,049)	(1,089,476)	(282,573)
Net income		(397,635)	(1,089,476)	691,841
Net income attributable to:
Net income attributable to owners of the parent		(404,359)	(1,089,476)	685,117
Net income attributable to non-controlling interests		6,724	—	6,724
		(397,635)	(1,089,476)	691,841

Basic earnings per share (US$ per share)	3.26	(1.4156)	3.1842	2.3986

Diluted earnings per share (US$ per share)	3.26	(1.4156)	3.1842	2.3986

* See the notes to the Company’s consolidated financial statements included in the Form 20-F, filed on April 24, 2025.

Consolidated Statements of Comprehensive Income

	As of December 31, 2024, as reported to the CMF	Subsequent event adjustment		As of December 31, 2024, as filed with the Form 20-F
Consolidated Statements of Comprehensive Income
	ThUS$	ThUS$		ThUS$
Net income	(397,635)	1,089,476		691,841
Items of other comprehensive income that will not be reclassified to income for the year, before taxes
gain (losses) from measurements of defined benefit plans	3,148	—		3,148
Gains from financial assets measured at fair value through other comprehensive income	3,520	—		3,520
Total other comprehensive income that will not be reclassified to income for the year, before taxes	6,668	—		6,668
Items of other comprehensive income that will be reclassified to income for the year, before taxes
(Losses) gains foreign currency exchange	(34,516)	—		(34,516)
Cash flow hedges- effective portion of changes in far value	2,520	—		2,520
Cash flow hedges-reclassified to income for the year	8,773	—		8,773
Total other comprehensive income that will be reclassified to income for the year	(23,223)	—		(23,223)
Other items of other comprehensive (losses) income, before taxes	(16,555)	—		(16,555)
Income taxes related to items of other comprehensive income that will not be reclassified to income for the year
Income tax benefit (expense) relating to measurement of defined benefit pension plans through other comprehensive income	(860)	—		(860)
Income tax (expense) benefit relating to gains (losses) on financial assets measured irrevocably at fair value through other comprehensive income	(2,723)	—		(2,723)
Total income tax (expense) benefit relating to components of other comprehensive income that will not be reclassified to income for the year	(3,583)	—		(3,583)
Income taxes relating to components of other comprehensive income that will be reclassified to income for the year
Income tax (expense) related to gains (losses) from cash flow hedges	(3,049)	—	—	(3,049)
Total income tax (expense) benefit relating to components of other comprehensive income that will be reclassified to income for the year	(3,049)	—		(3,049)

Total other comprehensive (loss) income	(23,187)	—		(23,187)
Total comprehensive income	(420,822)	1,089,476		668,654
Comprehensive income attributable to
Comprehensive (losses) income attributable to owners of the parent	(427,749)	1,089,476		661,727
Comprehensive income attributable to non-controlling interest	6,927	—		6,927
	(420,822)	1,089,476		668,654

Consolidated Statements of Changes in Equity

Consolidated Statements of Changes in Equity	Share capital	Foreign currency translation reserve	Hedge reserve	Gains and losses from financial assets reserve	Actuarial gains and losses from defined benefit plans reserve	Accumulated other comprehensive income	Other miscellaneous reserves	Total reserves	Retained earnings	Equity attributable to owners of the Parent	Non- controlling interests	Total Equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at January 1, 2024 reported to the CMF	1,577,643	(4,921)	(930)	122,294	(13,454)	102,989	11,881	114,870	3,838,162	5,530,675	36,230	5,566,905
Subsequent event adjustment 2023									(1,089,476)	(1,089,476)	—	(1,089,476)
As of January 1, 2024, as filed with the Form 20-F	1,577,643	(4,921)	(930)	122,294	(13,454)	102,989	11,881	114,870	2,748,686	4,441,199	36,230	4,477,429
Net income									685,117	685,117	6,724	691,841
Other comprehensive income	—	(34,706)	8,244	797	2,275	(23,390)	—	(23,390)	—	(23,390)	203	(23,187)
Comprehensive income	—	(34,706)	8,244	797	2,275	(23,390)	—	(23,390)	685,117	661,727	6,927	668,654
Equity instruments irrevocably recognized in other comprehensive income (loss)	—	—	—	128,793	—	—	—	128,793	186,809	58,016	—	58,016
Dividends	—	—	—	—	—	—	—	—	—	—	(5,909)	(5,909)
Capital decrease	(20)	—	—	—	—	—	20	20	—	—	—	—
Other increases in equity	—	1,603	—	—	—	—	(1,726)	(123)	—	(123)	—	(123)
Total changes in equity	(20)	(33,103)	8,244	(127,996)	2,275	(23,390)	(1,706)	(152,286)	871,926	719,620	1,018	720,638
Equity as of December 31, 2024 reported to the CMF and filed with the Form 20-F	1.577.623	(38,024)	7,314	(5,702)	(11,179)	79,599	10,175	(37,416)	3,620,612	5,160,819	37,248	5,198,067

About SQM
SQM is a global company that is listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A). SQM develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate, iodine and thermo-solar salts markets.

For further information, contact:

Gerardo Illanes / gerardo.illanes@sqm.com
Isabel Bendeck / isabel.bendeck@sqm.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)
Date: April 25, 2024	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO